EXHIBIT 99.1

POET Technologies Provides Update on Recent Events

SAN JOSE, Calif., Feb. 06, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today provided commentary on recent events, including the above average trading activity in its stock over the past two days.

Earlier this week, POET announced that it had received and signed a Letter of Intent (LOI) to purchase the capital stock of its wholly-owned subsidiary, DenseLight Semiconductors, which the Company acquired in mid-2016.  The non-binding LOI is for a cash consideration of US$30M, including $4M in an earn-out, with a target completion date of September 15, 2019.  This announcement complements other news the Company released in mid-November 2018 regarding the receipt of the first orders for POET Optical Interposer™-based solutions from leading global companies targeting data communication applications, subsequent to which the Company provided revenue guidance for 2019 of US$8-$10M representing a substantial increase over its 2018 revenue run-rate of under US$4M.

POET’s strategy is focused on its Optical Interposer, a novel platform that facilitates the co-packaging of electronics and active and passive optical components in a single Chip Scale Package.  This strategy has been supported by a number of other announced events over the past 12 months, including:

  Alliance with Accelink in China for information and access to optical transceiver products and markets;
  Alliance with Almae in France for the co-development of lasers and modulators;
  Alliance with SilTerra in Malaysia for the manufacture of its base interposer platform;
  Engagement with a global company to validate POET’s designs for 400G optical engines and components;
  Product announcements from DenseLight for lasers targeted at the datacom market;
  Progress with internal development projects, including with:
    active devices (InP-based lasers and detectors),
    passive devices (dielectric waveguides and filters),
    integration and core packaging technology (passive pick & place assembly, encapsulation and singulation), flip chip laser technology, including assembly on to the interposer with integrated thermal management, consistent with our stated strategy in November to accelerate our laser development roadmap, wafer scale hermetic cap development, a key component required for the telecom applications.

The Optical Interposer offers a disruptive price model and a unique approach to chip-level integration not achieved with other technologies.  It has attracted substantial customer interest, such that the Company is dedicated primarily to delivering prototypes and engaging in customer qualifications for the balance of 2019.

Meeting the challenges of rapid growth in specialized, high-tech markets requires focused investment.  By pursuing a capital efficient “fab light” strategy, POET substantially improves its ability to produce, market and sell solutions in vertical markets in datacom and beyond.  Telecom, 5G Cellular, Wireless Access, Automotive LIDAR and direct optical interconnect integration with ASIC’s are all markets that need the level of photonic integration enabled by POET’s Optical Interposer.

There are also considerable financial advantages to adopting a “fab light” strategy, especially at this stage of POET’s development.  Lower operating expenses decrease time to profitability and lead to higher cash flow.   Lower capital investment in equipment and facilities leaves room for focused investments in design, marketing and sales. Access to non-dilutive debt financing or lower-cost equity all help to sustain and enhance long-term shareholder value.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “The elements of our strategy, which may not have been clear to our shareholders who do not have the full picture, can now come into sharper focus.  We have brought together several distinctly different development efforts, acquisitions of markedly different technologies, alliances with companies small and large, and talented engineers from many different countries.  All for the purpose of achieving a breakthrough, disruptive platform in the Optical Interposer.  Photonics industry leaders at the highest levels are beginning to take notice of what POET is doing.  While we are gratified by the attention and engagement, it also means that we must move faster and more deliberately to achieve our goal for our Interposer Optical Engines, not just in datacom, but across several vertical market opportunities.”

Dr. Venkatesan continued: “Our recent announcement of the possible sale of DenseLight takes us further toward the goal of focused execution of our strategy.  There are numerous benefits to POET from the possible sale, starting with our ability to concentrate our efforts on the Optical Interposer itself, capturing all the achievements in design, process development and manufacturing that we have invested in over the past two and a half years.  Having a strong relationship with well-funded global supplier of lasers and detectors, supported by a new owner that shares our vision for DenseLight is a significant advantage.  Further, we are now better positioned to properly finance the Company, through September and beyond.  A substantially stronger balance sheet will enhance our credibility with customers and fortify our efforts to penetrate new markets.  This is truly an exciting time for POET.”

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding the success of the Company’s negotiations and ability to complete the agreements anticipated by the proffered Letter of Intent.  Such statements include the Company’s expectations with respect to its stated strategy, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance of its products, inclusion and timing of more of the Company’s technology in current and future products. They also include statements regarding the successful negotiation of agreements related to a transaction, obtaining the required approvals to consummate a transaction and the future relationships and commercial opportunities that may result therefrom.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding a “fab light” strategy, future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, the necessity to incur capital and other expenditures or the prospect of not having to incur such expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the inability of the Company to execute its preferred strategy, complete the projects and transactions described in this press release, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital as and when it may be needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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